Exhibit 99.1

Sogou Announces Appointment of Independent Financial Advisor

BEIJING, CHINA, August 11, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, today announced that the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”) has retained Duff & Phelps, LLC as its independent financial advisor.

The Special Committee was formed to review and evaluate the previously announced non-binding proposal (the “Proposal”) included in a letter that the Board received on July 27, 2020 from Tencent Holdings Limited (including its affiliates, “Tencent”). Under the Proposal, Tencent proposed to acquire all of the outstanding ordinary shares, including ordinary shares represented by American depositary shares (“ADSs”), of Sogou that are not already owned by Tencent for US$9.00 in cash per ordinary share or ADS (the “Proposed Transaction”).

The Company cautions its shareholders and others considering trading the Company’s securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that Tencent will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and Tencent, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Tencent will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and Tencent, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Serena Liu

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com